

Mail Stop 3561

August 28, 2006

Mr. James A. Egide
Chairman of the Board and Principle Executive Officer
Global Pari-Mutuel Services, Inc.
2533 North Carson Street
Carson City, NV 89706

> **RE:** **Global Pari-Mutuel Services, Inc.**
> **Form 10-KSB for the year ended December 31, 2005**
> **Filed April 17, 2006 amended April 19, 2006**
> **Forms 10-QSB for the quarters ended March 31, and June 30, 2006**
> **Filed May 22, 2006 and August 21, 2006**
> **File No. 0-32509**

Dear Mr. Egide:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the year ended December 31, 2005
Cover Page

1.   All issuers are now required to disclose on the cover page of their Exchange Act reports (Forms 10-K, 10KSB, 10-Q, 10QSB) whether they are a shell company (as defined in Rule 12b-2 of the Exchange Act). Please refer to the latest form of these reports and revise accordingly.

Item 8A, page 16

2.   Please revise the first sentence of your disclosure to refer to the correct citation for the definition of disclosure controls and procedures in Exchange Act Rules 13a-15(e) and 15d-15(e).

3.   Revise the second paragraph under this heading to disclose whether there were any changes in internal controls over financial reporting during the fourth fiscal quarter of 2005. Refer to Item 308(c) of Regulation S-B.

Financial Statements, page F-2
Revenue, page F-3

4.   Please provide a note to the financial statements to explain the nature and origin of the $1,072 in revenues recognized during the year ended December 31, 2005. Please explain the reasons that costs applicable to these revenues have not been recognized. Similar disclosure should be presented in Management's Discussion and Analysis also.

Discontinued Operations, page F-3

5.   Please disclose the information specified in paragraphs 47 and 48 of SFAS 144 regarding the $4,397 in income from disposition of the payment processing activities and ATM debit card operations in the year ended December 31, 2004.

Note 7 – Royalty Participation Arrangement, page F-12

6.   It appears that the last sentence of note 7 on page F-13 may have inadvertently omitted disclosure regarding current developments on the company's royalty participation agreement. Please advise or revise.

Note 12 – Settlement Agreement, page F-17

7.	Please explain the relationship between the company and CardSystems and BigWater, as mentioned in the third paragraph. We note no disclosure of how Global's holdings in these two entities are accounted for and presented in the consolidated financial statements

Form 10-QSB for the six months ended June 30, 2006
Note 1 – Principles of Consolidation, page 4

8.	Please explain to us why you believe it is appropriate to account for the merger with Royal Turf Club as a common control transaction. Your response should identify the controlling shareholders and the ownership percentage held by each shareholder in Royal Turf Club and Global prior to the merger. Please refer to the common control guidance set forth in EITF 02-05. Based on the disclosures in the Form 10-KSB concerning stock ownership, we do not see that Global has a control person or readily determinable control group. We note that Mr. Egide owns 21.4% of Global's outstanding common stock. Heritage Limited, a trust of which the Egide family is beneficiary, owns 22.6% of Global's stock but the voting of these shares is vested in an independent trustee. AMEJ Foundation, a foundation formed by Mr. Egide on behalf of his deceased daughter, owns an additional 15.7% and Mr. Egide "participates" in decisions regarding the voting of the shares owned by the foundation. Mr. Egide disclaims beneficial interest in the shares owned by both the Foundation and the Trust. We may have further comment upon review of your response.

9.	If it is appropriate to account for the merger as a common control transaction, Global should consolidate the operating results of the Royal Turf Club as of the beginning of each period presented as though the assets and liabilities had been transferred at that date. See the guidance in paragraphs D-14 through D-19 of SFAS 141. However, if Royal Turf Club is the acquirer and the transaction should be accounted for as a reverse acquisition or recapitalization of Royal Turf, the assets and liabilities of the two companies should be combined at their historical bases, accumulated deficit of Royal Turf should be carried forward and the accumulated deficit of Global should be eliminated against paid-in capital. The results of operations of Royal Turf would become those of the combined entity and the pre-merger results of operations of Global should no longer be presented. Please revise the financial statements as necessary and provide the applicable explanatory disclosures.

Closing Comments

10.	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosure they have made. In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respond to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Maureen Bauer at 202-551-3237 if you have questions regarding comments on the financial statements and related matters. In this regard, please do not hesitate to contact the undersigned or John Reynolds at 202-551-3790, who supervised the review of your filing.

Sincerely,

Tia Jenkins
Senior Assistant Chief
Accountant
Office of Emerging Growth
Companies